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                             September 21, 2021

       J. Carney Hawks
       Chief Executive Officer
       Hawks Acquisition Corp
       600 Lexington Avenue, 9th Floor
       New York, NY 10022

                                                        Re: Hawks Acquisition
Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 16,
2021
                                                            File No. 333-258264

       Dear Mr. Hawks:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1 Filed September 16, 2021

       Cover Page

   1. We note your revised disclosure in response to comment 3, including that you have received indications of
interest from 13 anchor investors. We also note your disclosure that the anchor
investors "have expressed to us an interest in purchasing an aggregate of over $200 million of
units in this offering at the offering price." Please revise to quantify the full
investment amount that you expect to receive from the 13 anchor investors, clarify
whether the anchor investors will purchase shares from the underwriters'
                                                        over-allotment amount,
and elaborate on how you expect to meet the minimum initial
                                                        distribution standards
of the NYSE's listing standards.
 J. Carney Hawks
Hawks Acquisition Corp
September 21, 2021
Page 2

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                          Sincerely,
FirstName LastNameJ. Carney Hawks
                                                          Division of
Corporation Finance
Comapany NameHawks Acquisition Corp
                                                          Office of Trade &
Services
September 21, 2021 Page 2
cc:       Brian M. Janson
FirstName LastName